

Mail Stop 3561

May 30, 2018

Kevin S. Wampler
Chief Financial Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

  Re: Dollar Tree, Inc.
     Form 10-K for the Fiscal Year Ended February 3, 2018
     Filed March 16, 2018
     File No. 0-25464

Dear Mr. Wampler:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ William H. Thompson

         William H. Thompson
         Accounting Branch Chief
         Office of Consumer Products